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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the use of in this annual report on Form 40-F of:

- our Report of Independent Registered Public Accounting Firm dated March 16, 2011 on the consolidated balance sheets of Eldorado Gold Corporation (the "Company") as at December 31, 2010 and 2009, and the consolidated statements of operations, cash flows, shareholders' equity and comprehensive income for the years then ended; and
- our Report of Independent Registered Public Accounting Firm dated March 16, 2011 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010,

included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Company's Registration Statement on Form S-8 (No. 333-160349).

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2011